                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                            -----------------------

                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
                       (PURSUANT TO SECTION 13(E) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)

                            AURORA ELECTRONICS, INC.
                            ------------------------
                              (NAME OF THE ISSUER)

                            AURORA ELECTRONICS, INC.
                            ------------------------
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.03 PER SHARE
                     --------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                  051629 10 3
                     -------------------------------------
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            KENNETH G. HAWARI, ESQ.
                             HUGHES & LUCE, L.L.P.
                          1717 MAIN STREET, SUITE 2800
                              DALLAS, TEXAS  75201
                                 (214) 939-5500
                            -----------------------
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                    ON BEHALF OF PERSON(S) FILING STATEMENT)

This statement is filed in connection with (check the appropriate box):

a.       [ ]     The filing of solicitation materials or an information
                 statement subject to Regulation 14A, Regulation 14C or Rule
                 13e-3(c) under the Securities Exchange Act of 1934.

b.       [ ]     The filing of a registration statement under the Securities
                 Act of 1933.

c.       [x]     A tender offer.

d.       [ ]     None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]


                          Calculation of Filing Fee

--------------------------------------------------------------------------------
     Transaction Valuation*                                 Amount of Filing Fee
--------------------------------------------------------------------------------
           $18,687,500                                              $3,738
(6,500,000 shares of common stock
      at $2.875 per share)
--------------------------------------------------------------------------------

* The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals one-50th of one percent of the value of the securities proposed to be acquired.

         [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:           $3,738

Form or Registration No.:         Schedule 13E-4 Tender Offer Statement

Filing Party:                     Aurora Electronics, Inc.

Date Filed:                       February 23, 1996





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
                                INTRODUCTION


    This Rule 13E-3 Transaction Statement (the "Statement") is filed with the Securities and Exchange Commission (the "Commission") by Aurora Electronics, Inc., a Delaware corporation (the "Company"), and relates to a tender offer by the Company to purchase up to 6,500,000 shares of its common stock, par value $.03 per share (the "Shares"), at a price of $2.875 per share net to the seller in cash upon the terms and subject to the conditions set forth in the Company's Offer to Purchase, dated February 23, 1996 (the "Offer to Purchase"), and the related Letter of Transmittal, copies of which are attached hereto as Exhibits
(a)(1) and (a)(2), respectively, to the Statement on Schedule 13E-4 of the Company (the "Schedule 13E-4") being filed with the Commission concurrently herewith.

    The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Schedule 13E-4 of the information required to be included in response to the items of this Statement. The information in the Schedule 13E-4, including all exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each item to this Statement are qualified in their entirety by the provisions of the Schedule 13E-4. All cross references in this Statement, other than cross references to the Schedule 13E-4, are to the Offer to Purchase.





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
                          CROSS REFERENCE SHEET TO
                               SCHEDULE 13E-4


 Item and Caption
 ----------------                                                        Item of
 of Schedule 13E-3                                                   Schedule 13E-4
 -----------------                                                   --------------
 1.     Issuer and Class of Security Subject to the Transaction
        (a)  . . . . . . . . . . . . . . . . . . . . . . . . . .          1(a)
        (b)  . . . . . . . . . . . . . . . . . . . . . . . . . .          1(b)
        (c)  . . . . . . . . . . . . . . . . . . . . . . . . . .          1(c)
        (d)-(f)  . . . . . . . . . . . . . . . . . . . . . . . .          *

 2.     Identity and Background
        (a)-(g)  . . . . . . . . . . . . . . . . . . . . . . . .          *

 3.     Past Contacts, Transactions or Negotiations
        (a)-(b)  . . . . . . . . . . . . . . . . . . . . . . . .          *

 4.     Terms of the Transaction
        (a)  . . . . . . . . . . . . . . . . . . . . . . . . . .          1(b)
        (b)  . . . . . . . . . . . . . . . . . . . . . . . . . .          *

 5.     Plans or Proposals of the Issuer or Affiliate
        (a)  . . . . . . . . . . . . . . . . . . . . . . . . . .          *
        (b)-(g)  . . . . . . . . . . . . . . . . . . . . . . . .          3

 6.     Source and Amounts of Funds or Other Consideration
        (a)  . . . . . . . . . . . . . . . . . . . . . . . . . .          2(a)
        (b)  . . . . . . . . . . . . . . . . . . . . . . . . . .          6
        (c)  . . . . . . . . . . . . . . . . . . . . . . . . . .          2(b)
        (d)  . . . . . . . . . . . . . . . . . . . . . . . . . .          *

 7.     Purpose(s), Alternatives, Reasons and Effects
        (a)  . . . . . . . . . . . . . . . . . . . . . . . . . .          3
        (b)-(d)  . . . . . . . . . . . . . . . . . . . . . . . .          *

 8.     Fairness of the Transaction
        (a)-(f)  . . . . . . . . . . . . . . . . . . . . . . . .          *

 9.     Reports, Opinions, Appraisals and Certain Negotiations
        (a)-(c)  . . . . . . . . . . . . . . . . . . . . . . . .          *





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

 10.    Interest in Securities of the Issuer
        (a)  . . . . . . . . . . . . . . . . . . . . . . . . . .          *
        (b)  . . . . . . . . . . . . . . . . . . . . . . . . . .          4

 11.    Contracts, Arrangements or Understandings With Respect
        to the Issuer's Securities . . . . . . . . . . . . . . .          5

 12.    Present Intention and Recommendation of Certain Persons
        With Regard to the Transaction
        (a)-(b)  . . . . . . . . . . . . . . . . . . . . . . . .          *

        (a)-(c)  . . . . . . . . . . . . . . . . . . . . . . . .          *

 14.    Financial Information
        (a)-(b)  . . . . . . . . . . . . . . . . . . . . . . . .          7

 15.    Persons and Assets Employed, Retained or Utilized
        (a)  . . . . . . . . . . . . . . . . . . . . . . . . . .          *
        (b)  . . . . . . . . . . . . . . . . . . . . . . . . . .          6

 16.    Additional Information . . . . . . . . . . . . . . . . .

 17.    Material to be Filed as Exhibits . . . . . . . . . . . .          9

-------------------
*        Not Applicable





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
ITEM 1.    ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

           (a)      See Item 1(a) of the Schedule 13E-4.
           (b) See "Introduction" and "The Offer -- Number of Shares" of the Offer to Purchase, which is incorporated herein by reference.
           (c) See "Certain Information About the Company -- Price Range of Shares; Dividends" and "The Offer -- Listing on the AMEX" of the Offer to Purchase, which is incorporated herein by reference.
           (d) See "Certain Information About the Company -- Price Range of Shares; Dividends" of the Offer to Purchase, which is incorporated herein by reference.
           (e)      Not applicable.
           (f)      Not applicable.

ITEM 2.    IDENTITY AND BACKGROUND.

           The person filing this statement is the issuer of the class of equity securities which is the subject of this Rule 13E-3 transaction. See "Introduction" of the Offer to Purchase, which is incorporated herein by reference and Annex C thereto.


ITEM 3.    PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

           (a)      Not applicable.
           (b)      Not Applicable.

ITEM 4.    TERMS OF THE TRANSACTION.

           (a) See "Introduction," "The Offer and Recapitalization -- Background" and "The Offer" of the Offer to Purchase, which is incorporated herein by reference.
           (b)      Not applicable.

ITEM 5.    PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

           (a),(b)  Not Applicable.
           (c) See "Tender Offer Considerations for Stockholders" and "The Offer and Recapitalization -- Purchase Agreement--Other Terms" of the Offer to Purchase, which is incorporated herein by reference.
           (d) See "The Offer and Recapitalization" of the Offer to Purchase, which is incorporated herein by reference.
           (e)      Not Applicable.
           (f),(g) See "The Offer -- Listing on the AMEX" of the Offer to Purchase, which is incorporated hereby by reference.





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
ITEM 6.    SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

           (a) See "The Offer and Recapitalization -- Source and Amount of Funds" of the Offer to Purchase, which is incorporated herein by reference.
           (b) See "The Offer -- Estimated Fees and Expenses" of the Offer to Purchase, which is incorporated herein by reference.
           (c) See "The Offer and Recapitalization -- Senior Credit Facilities" of the Offer to Purchase, which is incorporated herein by reference.
           (d)      Not applicable.

ITEM 7.    PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

           (a)-(c) See "Introduction," "Special Factors -- Background of the Offer and Recapitalization" and "Special Factors -- Determination of the Board; Fairness of the Offer and Recapitalization" of the Offer to Purchase, which is incorporated herein by reference.
           (d) See "Tender Offer Considerations for Stockholders," "Certain Information About the Company -- Certain Projections," "Special Factors -- Purchase and Certain Potential Effects of the Offer and Recapitalization," "The Offer -- Listing on the AMEX," and "The Offer -- Certain Federal Income Tax Consequences" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 8.    FAIRNESS OF THE TRANSACTION.

           (a)-(f) See "Introduction," "Special Factors -- Background of the Offer and Recapitalization" and "Special Factors -- Recommendation of the Board; Fairness of the Offer and Recapitalization" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 9.    REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

           (a)-(c) See "Special Factors -- Recommendation of the Board; Fairness of the Offer," "Special Factors -- Opinion of Alex. Brown & Sons Incorporated" and Annex A of the Offer to Purchase, which is incorporated herein by reference.

ITEM 10.   INTEREST IN SECURITIES OF THE ISSUER.

           (a) See "Introduction" of the Offer to Purchase, which is incorporated herein by reference.
           (b)      None.





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
ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

           See "Tender Offer Considerations for Stockholders," "Special Factors -- Background of the Offer and Recapitalization" and "The Offer and Recapitalization" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

           (a) See "The Offer and Recapitalization -- Conflicts of Interest" of the Offer to Purchase, which is incorporated herein by reference.
           (b) See "Introduction" of the Offer to Purchase, which is incorporated herein by reference. Other than the approval and recommendation of the transaction by the Board of Directors, no one has made a recommendation in support of or opposed to the proposed Offer and Recapitalization described in the Offer to Purchase.

ITEM 13.   OTHER PROVISIONS OF THE TRANSACTION.

           (a)      Not applicable.
           (b)      Not applicable.
           (c)      Not applicable.

ITEM 14.   FINANCIAL INFORMATION.

           (a)-(b) See "Certain Information About the Company -- Summary Financial Information," "Certain Information About the Company -- Certain Projections," "Certain Information About the Company -- Pro Forma Consolidated Financial Information," "Certain Information About the Company -- Notes to Pro Forma Consolidated Financial Information," and Annex B and Annex C of the Offer to Purchase, which is incorporated herein by reference.

ITEM 15.   PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

           (a)      Not applicable.
           (b) See "Special Factors -- Opinion of Alex. Brown & Sons Incorporated" and "The Offer -- Estimated Fees and Expenses" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 16.   ADDITIONAL INFORMATION.

           None.





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
ITEM 17.   MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit Number                          Description
        --------------                          -----------

         99.(a)(1)      Commitment Letter dated February 21, 1996 from Chemical
                        Bank Regarding Proposed Senior Credit Facilities.

         99.(a)(2)      Securities Purchase Agreement, dated February 21, 1996.

         99.(b)(1)      Alex. Brown Opinion.


         99.(b)(2)      Alex. Brown Board Presentation.

         99.(c)         Not applicable.

         99.(d)(1)      Offer to Purchase, dated February 23, 1996.

         99.(d)(2)      Letter of Transmittal (including Guidelines for
                        Certification of Taxpayer Identification Number on Form
                        W-9).

         99.(d)(3)      Notice of Guaranteed Delivery.


         99.(d)(4)      Letter to Brokers, Dealers, Commercial Banks, Trust
                        Companies and Other Nominees.

         99.(d)(5)      Form of Letter to Clients for use by Brokers, Dealers,
                        Commercial Banks, Trust Companies and Other Nominees.

         99.(d)(6)      Form of Letter to Participants in the Company's
                        Employee Stock Purchase Plan for use by Plan Trustee.

         99.(e)         Not applicable.

         99.(f) None, except those materials referred to in 99.(d)(1), 99.(d)(2), 99.(d)(3), 99.(d)(4), 99.(d)(5) and
                        99.(d)(6).





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
                                   SIGNATURE


    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:       February 23, 1996

                                        AURORA ELECTRONICS, INC.


                                        By: /s/ JIM C. COWART
                                            ----------------------------------
                                            Jim C. Cowart
                                            Chairman of the Board and
                                            Chief Executive Officer





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
                                EXHIBIT INDEX

     Exhibit                                                                                 Sequentially
     -------                                                                                 ------------
     Number                                   Description                                    Numbered Page
     -------                                  -----------                                    -------------
   99.(a)(1)      Commitment Letter dated February 21, 1996 from Chemical Bank
                  Regarding Proposed Senior Credit Facilities.

   99.(a)(2)      Securities Purchase Agreement, dated February 21, 1996

   99.(b)(1)      Alex. Brown Opinion.*

   99.(b)(2)      Alex. Brown Board Presentation.

   99.(c)         Not applicable.

   99.(d)(1)      Offer to Purchase, dated February 23, 1996.*

   99.(d)(2)      Letter of Transmittal (including Guidelines for Certification of
                  Taxpayer Identification Number on Form W-9).*

   99.(d)(3)      Notice of Guaranteed Delivery.*

   99.(d)(4)      Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
                  Other Nominees.*

   99.(d)(5)      Form of Letter to Clients for use by Brokers, Dealers, Commercial
                  Banks, Trust Companies and Other Nominees.*

   99.(d)(6)      Form of Letter to Participants in the Company's Employee Stock
                  Purchase Plan for use by Plan Trustee.*

   99.(e)         Not applicable.

   99.(f) None, except those materials referred to in 99.(d)(1), 99.(d)(2), 99.(d)(3), 99.(d)(4), 99.(d)(5) and 99.(d)(6).

----------------
*   Furnished to stockholders.





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